Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in millions $)
Earnings:
Income from continuing operations before taxes	9,922	9,499	7,487	7,994	6,867
- Results from associated companies	293	441	412	264	193
Income from continuing operations before taxes (after eliminating our share of results from associated companies)	9,629	9,058	7,075	7,730	6,674
+ Fixed charges	664	405	354	379	406
+ Dividends from associated companies	504	248	155	114	96
Total earnings	10,797	9,711	7,584	8,223	7,176

Fixed charges:
Interest expense	551	290	237	266	294
Interest within rental expense (1/3 of rental)	113	115	117	113	112
Total fixed charges	664	405	354	379	406

Ratio of Earnings to Fixed Charges	16.3	24.0	21.4	21.7	17.7